Exhibit 99.1

Scotiabank Announces Specific Share Repurchase Program as part of its Normal Course Issuer Bid

/NOT FOR DISTRIBUTION OR DISSEMINATION IN THE UNITED STATES/

TORONTO, March 21, 2017 /CNW/ - The Bank of Nova Scotia ("Scotiabank") (TSX, NYSE: "BNS") today announced that it will repurchase common shares under a specific share repurchase program (the "Program"). Scotiabank will enter into an agreement (the "Agreement") with a third party to repurchase common shares through daily purchases that will take place by and including April 10, 2017 subject to a maximum of 5,500,000 common shares. The Program will form part of Scotiabank's normal course issuer bid (the "NCIB") announced on May 31, 2016, which provides authorization for the purchase of up to 12,000,000 common shares during the 12-month period beginning on June 2, 2016 and ending on June 1, 2017. Amendments to the Notice to provide for the ability of Scotiabank to purchase common shares under the NCIB pursuant to private agreements or under a specific share repurchase program pursuant to issuer bid exemption orders issued by securities regulatory authorities were accepted by the TSX on January 4, 2017 and March 17, 2017, respectively.

Pursuant to the terms of the Agreement, and subject to the terms of the issuer bid exemption order issued by the Ontario Securities Commission (the "Order"), the third party will purchase Scotiabank's common shares on Canadian markets for the purpose of fulfilling its delivery obligations to Scotiabank under the Agreement. The prices that Scotiabank will pay for common shares purchased by it under such agreement will be negotiated by Scotiabank and the third-party seller and will be at a discount to the prevailing market price of Scotiabank's common shares on Canadian markets at the time of each purchase. Information regarding the number of common shares purchased and the aggregate purchase price will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com following the completion of the Program.

Pursuant to the terms of the Agreement and the Order, all purchases made by the third party or its agents on the TSX and other Canadian markets pursuant to the Program will be made in accordance with the TSX rules applicable to the NCIB, subject to limited exceptions as provided in the Order. In addition, Scotiabank and any non-independent purchasing agent acting on its behalf are prohibited from purchasing any other common shares during the term of the Program. Scotiabank will acquire common shares from the third party pursuant to the Agreement as part of the NCIB and such common shares will be cancelled upon purchase by Scotiabank.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of $887 billion (as at January 31, 2017), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/21/c4481.html

%CIK: 0000009631

For further information: For Investor Relations enquiries only: Jake Lawrence, Investor Relations, Scotiabank, (416) 866-5712, jake.lawrence@scotiabank.com; For media enquiries only: Debra Chan, Public, Corporate and Government Affairs, Scotiabank, (416) 866-6443, debra.chan@scotiabank.com

CO: Scotiabank

CNW 18:12e 21-MAR-17